Exhibit 16
SafeNet, Inc.
4690 Millennium Drive
Belcamp, MD 21017
U.S.A.
January 9, 2009
Aladdin Knowledge Systems Ltd.
35 Effal Street
Kiryat Arie, Petah Tikva 49511
Israel
Attention: Yanki Margalit, CEO
Ladies and Gentlemen:
     As you know, Vector Capital Corporation, the parent of SafeNet Inc. (“SafeNet”), and its affiliate, Jasmine Holdco LLC (“Parent”), are currently in negotiations with Aladdin Knowledge Systems Ltd. (“Aladdin”) regarding a potential acquisition of Aladdin by Parent (the “Transaction”).
     As inducement to Aladdin to proceed with the negotiations and for consideration the receipt and sufficiency of which is confirmed and acknowledged, SafeNet hereby agrees that for a period commencing on the date hereof and ending on (x) if an Agreement and Plan of Merger (a “Merger Agreement”) is executed between Parent and Aladdin regarding the Transaction, the earlier of the closing of the Transaction or one (1) year following the Termination Date (as defined in the Merger Agreement) or (y) if a Merger Agreement is not executed between Jasmine and Aladdin regarding the Transaction, six (6) months from the date hereof, SafeNet shall not, and shall cause its subsidiaries not to, solicit to hire or hire (or cause or seek to cause to leave the employ of Aladdin) any employee of Aladdin or any of its subsidiaries; provided, that the foregoing shall not prohibit SafeNet or its subsidiaries from undertaking any general advertisements for employees.
     In the event the Merger Agreement is terminated by Aladdin or Parent pursuant to Section 9.2(i) of the Merger Agreement and at such time (A) the conditions set forth in Sections 8.1, 8.2 and 8.3 of the Merger Agreement have all been satisfied (other than those conditions that by their terms are to be satisfied at the Closing and are ready to be so satisfied at the Closing) other than Section 8.1(b)(i) of the Merger Agreement or (ii) and (B) the conditions set forth in Section 8.1(b)(i) or (ii) of the Merger Agreement have not been satisfied by reason of Parent’s failure to agree to take a Divestiture Action (including a Material Divestiture Action) so as to permit the consummation of the Merger prior to the Termination Date, then, from the period commencing on the date the Merger Agreement is terminated pursuant to Section 9.2(i) of the Merger Agreement and ending on the first anniversary of such date, neither SafeNet nor any of its affiliates shall, without the prior written consent of Aladdin, directly or indirectly, (i) purchase, contract to purchase, purchase any option or contract to purchase, or enter into any option or contract to purchase, any of the Securities, (ii) demand an Extraordinary General Meeting or present nominees to the Board of Directors at any General Meeting of Aladdin, (iii)

submit an Acquisition Proposal or (iv) make any public announcements regarding any of the foregoing.
     The parties hereto agree and acknowledge that in the event the Merger Agreement is executed, this letter agreement shall constitute the SafeNet Undertaking (as defined in the Merger Agreement) as it relates to compliance with the Non-Solicit Undertaking (as defined in the Merger Agreement). Capitalized terms not defined herein shall have the meaning given to them in the Merger Agreement.

Sincerely,

SafeNet Inc.

By: Name:	/s/ Chris Nicholson Chris Nicholson
Title:	Chairman

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